The Real Brokerage Inc. Announces First Quarter 2022 Financial Results

TORONTO and NEW YORK May 9, 2022 /PRNewswire/ -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSXV: REAX), an international, technology-powered real estate brokerage, is pleased to announce it has filed its financial results for the three months ended March 31, 2022.

Additional information concerning Real's unaudited consolidated financial statements and related management's discussion and analysis for the three months ended March 31, 2022 can be found on the Company's profile at www.sedar.com. Unless otherwise stated, all dollar amounts are in thousands of U.S. dollars.

First Quarter Financial Highlights

• Revenue increased 562% to $62 million from $9.3 million in Q1 2021.

• Gross profit grew 374% year over year to $5.9 million in Q1 2022.

• Net operating loss was $4.3 million, compared to $3.7 million in Q1 2021.

• Adjusted EBITDA loss was $1.9 million compared to Adjusted EBITDA loss of $0.9 million in Q1 2021.

• Losses as a percentage of revenue decreased to 7% in Q1 2022 compared to 41% in Q1 2021.

• Cash flow from operations increased by 2,269% to $12 million compared to $0.5 million in Q1 2021.

• As of March 31, 2022, Real had $37.5 million in cash and investments compared to $37.9 million at March 31, 2021. The Company repurchased $4.5 million of common shares pursuant to its normal course issuer bid in Q1 2022.

"During the first quarter of 2022, increases in agent count and revenue per agent, continued to fuel our rapid growth," said Tamir Poleg, Chairman and Chief Executive Officer. "Additionally, in support of our commitment to improve the homebuying experience, we acquired Expetitle, Inc., which has been rebranded as Real Title, as we seek to add ancillary services. We are also developing consumer facing technology. These measures help us to better serve our clients and agents, add new sources of revenue and grow our total addressable market as we increase our reach into the online real estate industry."

Operational Highlights

• Surpassed 4,500 agents in March 2022, a 140% increase since March 2021.

• The value of completed real estate transactions grew 544% to $2.4 billion, compared to $374 million in Q1 2021.

• Revenue per agent grew 176% to $13.6 thousand in Q1 2022 compared to $4.9 thousand in Q1 2021.

• Transactions per agent grew to 1.38 compared to 0.7 in Q1 2021.

• Completed transactions grew 369% to 6,291 compared to 1,340 in Q1 2021.

• Announced the acquisition of Expetitle, Inc.

• Expanded operations into Ontario, New Mexico, Arkansas, and Maine.

• As of March 31, 2022, Real offered real estate brokerage services in 43 U.S. states, the District of Columbia and Alberta, Canada and Ontario, Canada.

• As of March 31, 2022, Real's efficiency ratio (Full Time Employees : Agents) was 1:55, with a long term target of 1:75. Real views this as a competitive advantage as the industry standard is a ratio of approximately 1:25.

The Company will discuss the results on a conference call and live webcast today at 11:00 a.m. EST.

Details of the conference call are listed below:

Date:	Monday, May 9, 2022
Time:	11:00 a.m. EST*
Dial-in Number:	North American Toll Free: 888-506-0062
International: 973-528-0011

Access Code:	816340
Webcast	https://www.webcaster4.com/Webcast/Page/2699/45233

Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331
Passcode:	45233

Webcast Replay	https://www.webcaster4.com/Webcast/Page/2699/45233
*Participants are encouraged to dial in 5 to 10 minutes before the beginning of the conference call.

About Real
Real ( www.joinreal.com ) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia and Canada . Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:
The Real Brokerage Inc.
Elisabeth Warrick
elisabeth@therealbrokerage.com

Caroline Glennon
thunder11@therealbrokerage.com
201-564-4221

Investors, for more information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908-280-2515

Non-IFRS Measures

This news release includes reference to "Adjusted EBITDA", which is a non-International Financial Reporting Standards ("IFRS") financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is used as an alternative to net income by removing major non-cash items such as amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers non-operating in nature. Adjusted EBITDA has no direct comparable IFRS financial measures. The Company has used or included this non-IFRS measures solely to provide investors with added insight into Real's financial performance. Readers are cautioned that such non-IFRS measure may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table reconciles the non-IFRS measure to the most comparable IFRS measure for the three ended March 31, 2022.  This measure does not have any standardized meaning under IFRS and is not a measure of financial performance under IFRS, and therefore, may not be comparable to similar measures presented by other companies.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's growth and the business and strategic plans of the Company.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.

The Real Brokerage Inc
Consolidated Statement of Financial Position
(unaudited)

	March 31,	December 31,
	2022	2021
Assets
Cash	28,941	29,082
Restricted cash	47	47
Investment securities available for sale at fair value	8,475	8,811
Trade receivables	351	254
Other receivables	87	23
Prepaid expenses and deposits	1,448	448
Current assets	39,349	38,665
Intangible assets	482	451
Goodwill	12,527	602
Property and equipment	532	170
Right-of-use assets	88	109
Non-current assets	13,629	1,332
Total assets	52,978	39,997
Liabilities
Accounts payable and accrued liabilities	8,053	6,604
Other payables	16,686	3,351
Lease liabilities	84	91
Current liabilities	24,823	10,046
Lease liabilities	24	40
Accrued stock-based compensation	3,838	2,268
Warrants outstanding	386	639
Non-current liabilities	4,248	2,947
Total liabilities	29,071	12,993
Equity (Deficit)
Share premium	63,704	63,397
Stock-based compensation reserve	11,858	6,725
Deficit	(34,440)	(30,127)
Other Reserves	(420)	(347)
Treasury Stock, at cost	(16,879)	(12,644)
Equity (Deficit) attributable to Owners	23,823	27,004
Non-controlling interests	84	-
Total liabilities and equity	52,978	39,997

The Real Brokerage Inc
Consolidated Statement of Loss and Comprehensive Loss
(unaudited)

	Three months ended March 31,
	2022	2021
Revenue	61,649	9,309
Cost of sales	55,787	8,072
Gross profit	5,862	1,237
General & Administrative expenses	5,374	2,305
Marketing expenses	3,716	650
Research and development expenses	1,039	1,995
Operating loss	(4,267)	(3,713)
Other income	(179)	-
Finance costs	164	65
Net Loss	(4,252)	(3,778)
Non-controlling interest	(61)	-
Net Loss Attributable to Owners of the Parent	(4,313)	(3,778)
Unrealized losses on available for sale investment portfolio	277	-
Foreign currency translation adjustment	(204)	45
Comprehensive Loss	(4,386)	(3,823)
Loss per Share
Basic and diluted loss per share	(0.03)	(0.04)

The Real Brokerage Inc
Non-GAAP Net Income (loss) to Adjusted EBITDA Reconciliation
(In thousands)

	Three months ended March 31,
	2022	2021
Net Income (loss)	(4,386)	(3,823)
Non operating expenses
Interest	502	110
Depreciation	3	42
Stock-based compensation	1,785	2,748
Extraordinary expenses	126	-
Adjusted EBITDA	(1,970)	(923)

The Real Brokerage Inc
Non-GAAP Net Income (loss) to Adjusted EBITDA Reconciliation
(In thousands)

	Three months ended March 31,
	2022	2021
Cash flows from operating activities
Loss for the period	(4,252)	(3,823)
Adjustments for:
- Depreciation	3	41
- Equity-settled share-based payment transactions	937	2,748
- Unrealed gain and loss on short term investments	277	-
- Gain on short term investments	(73)	-
- Finance costs (income), net	109	110
	(2,999)	(924)
Changes in:
- Trade receivables	(97)	(610)
- Other receivables	(64)	197
- Prepaid expenses and deposits	(1,000)	(74)
- Accounts payable and accrued liabilities	1,449	1,807
- Stock Compensation Payable (RSU)	1,570	107
- Other payables	13,335	6
Net cash provided by (used in) operating activities	12,194	509
Cash flows from investing activity
Purchase of property and equipment	(376)	(14)
Acquisition of subsidiaries consolidated for the first time (a)*	(7,445)	(1,165)
Net cash provided by (used in) investing activity	(7,821)	(1,179)
Cash flows from financing activities
Purchases of Common Shares for Restricted Share Unit (RSU	(4,512)	-
Proceeds from exercise of stock options	23	-
Payment of lease liabilities	(23)	(20)
Net cash provided by financing activities	(4,512)	(20)
Net change in cash and cash equivalents	(139)	(690)
Cash, beginning of period	29,082	21,226
Fluctuations in foreign currency	(2)	(9)
Cash, end of period	28,941	20,527